ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., P.O. BOX 3001 LANCASTER, PA 17604 717.397.0611 www.armstrong.com

THOMAS B. MANGAS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER PHONE: (717) 396-3296 FAX: (717) 396-6133 E-MAIL: tbmangas@armstrong.com

April 15, 2013

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Dear Mr. O’Brien:

Re:	Armstrong World Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Response dated March 6, 2013

File No. 1-2116

We acknowledge receipt of your comment letter dated April 1, 2013. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Estimates, page 23

Comment

1.	We note your response to comment 1 in our letter dated February 19, 2013. Please provide us with a more comprehensive discussion and analysis of the specific positive and negative factors you considered when determining that the US foreign tax credit carryforwards deferred tax asset is realizable as of December 31, 2012. In this regard, we note two significant negative factors: (a) your history of US foreign tax credit carryforward expirations and (b) your decision to permanently reinvest unremitted foreign earnings during fiscal year 2011. Please confirm to us that you will include disclosure in your March 2013 Form 10-Q that provides investors with all of the material positive and negative factors that can impact the realization of these deferred tax assets. As part of your response, please provide us with a schedule that demonstrates the anticipated utilization of the US foreign tax credit carryforwards deferred tax asset as of December 31, 2012. For each year, the schedule should separately presented each type of foreign source income net of apportioned expense (i.e., export sales, royalty income, Subpart F income, et cetera) and the recharacterization of any domestic source income into foreign source income. We note your disclosure on page 27 that you need to generate $340.4 million of federal taxable income, but only $53 million needs to be derived from foreign source income to fully utilize the foreign tax credits before they expire. For each year, the schedule should also include the assumed tax rate, the amount of taxable income, the amount of US foreign tax credit carryforwards that will be realized, and the amount and dates the US foreign tax credit carryforwards expire.

Mr. Terence O’Brien	- 2 -	April 15, 2013

Armstrong Response

As part of our March 31, 2013 Form 10-Q filing, we will include the following disclosure within Management Discussion and Analysis section:

Deferred income tax assets and liabilities are recognized by applying enacted tax rates to temporary differences that exist as of the balance sheet date. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely than not standard, we give appropriate consideration to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and foreign source income (“FSI”), the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforward expirations. A history of cumulative losses is a significant piece of negative evidence used in our assessment. If a history of cumulative losses was incurred for a tax jurisdiction, forecasts of future profitability are not used as positive evidence related to the realization of the deferred tax assets in our assessment.

Specifically with respect to the domestic foreign tax credit (“FTC”) carryforward deferred tax asset of $119.1 million at December 31, 2012, we considered the following positive and negative evidence in assessing the need for a valuation allowance and concluded that a valuation allowance is not required:

Positive Evidence

1.	Our history of taxable income before the carryback or carryforward of the net operating losses (“NOL“s) which were generated as a result of the settlement loss incurred in 2006 in connection with our emergence from bankruptcy;

2.	Our emergence from bankruptcy in 2006 created significant NOLs. The last portion of these NOLs was completely utilized during 2012. Starting in 2013, we expect to have domestic taxable income which will allow us to begin to utilize the FTCs;

3.	Under US tax law, approximately $287 million of our domestic source income in future years can be characterized as FSI to enable the utilization of our FTCs. This amount primarily represents prior year intercompany dividends associated with the FTC carryforwards. These dividends created domestic taxable income that was reduced by the utilization of domestic NOLs; and

4.	Forecasts of future profitability and FSI.

Mr. Terence O’Brien	- 3 -	April 15, 2013

Negative Evidence

1.	Our history of FTC expirations as a result of the carryback and carryforward of the NOLs generated upon emergence from bankruptcy. All FTCs were fully utilized before the bankruptcy NOL carryback. The NOL carryback reduced the taxable income (a portion of which is considered FSI)to zero and thus the FTCs were carried forward along with the remaining portion of the NOL. The utilization of the remaining NOL carryforward reduced taxable income to zero, which caused the expiration of the FTCs; and

2.	Our stated position to permanently reinvest unremitted earnings of our foreign subsidiaries.

The following schedule reflects the anticipated utilization of the $119.1 million FTC carryforward deferred tax asset and is based on estimates of taxable and foreign source income, which are subject to change:

($ millions)
Year	FTC - Beginning of Period	FSI Generated in the Period	Recharact erized Domestic Income	Total FSI	Tax Effected FSI at 35%	FTC Utilized	FTC - End of Period
2013	$119.1	$7.1	$51.2	$58.3	$20.4	$20.4	$98.7
2014	98.7	8.0	92.9	100.9	35.3	35.3	63.4
2015	63.4	8.2	97.5	105.7	37.0	37.0	26.4
2016	26.4	4.3	45.7	50.0	17.5	17.5	8.9
2017-2022	8.9	25.5	—	25.5	8.9	8.9	—

		$53.1	$287.3	$340.4	$119.1	$119.1

In order to fully utilize the $119.1 million FTC carryforward deferred tax asset, $340.4 million of FSI is required. Since we have prior year FSI of approximately $287 million, the amount of future FSI needed to fully utilize the FTC is $53.1 million. The schedule below provides the estimated components of FSI expected to be generated each year from 2013 to 2022:

($ millions)
Year	Export Sales	Royalties	Subpart F	All Other FSI	Interest Expense	R&D	All Other Expenses	Total FSI
2013	$14.8	$8.7	$2.9	$0.4	$(16.3)	$(2.3)	$(1.1)	$7.1
2014	14.8	8.7	4.3	0.4	(16.4)	(2.3)	(1.5)	$8.0
2015	14.8	8.7	5.1	0.4	(16.9)	(2.3)	(1.6)	$8.2
2016	14.8	8.7	0.7	0.4	(16.9)	(2.3)	(1.1)	$4.3
2017-2022	88.6	51.9	4.2	2.3	(101.1)	(13.6)	(6.8)	25.5

	$147.8	$86.7	$17.2	$3.9	$(167.6)	$(22.8)	$(12.1)	$53.1

Mr. Terence O’Brien	- 4 -	April 15, 2013

The table below reflects the scheduled expiration of our FTC carryforward deferred tax assets:

Year Generated	Expiration	12/31/12 Balance
2004	2013	$2.7
2005	2014	27.7
2006 - 2010	2015-2020	5.3
2011	2021	82.5
2012	2022	0.9

Total		$119.1

Comment

2.	If the realizability of a material portion of your US foreign tax credit carryforwards deferred tax asset is based on your ability to recharacterize domestic source income to foreign source income in future periods, please provide us with the specific tax code reference and a detailed discussion of the tax code that allows you to recharacterize domestic source income to foreign source income. Please also provide us with your legal basis for concluding that it is more likely than not that you comply with the referenced tax code and will be able to recharacterize domestic source income to foreign source income. Please tell us if you are aware of any rulings by the IRS or the courts that may call into question your ability to recharacterize domestic source income to foreign source income.

Armstrong Response

As discussed in our response to comment #1, the realizability of a material portion of the FTCs is dependent on the recharacterization of future domestic source income as foreign source. The schedule in response to comment #1 demonstrates that approximately $287 million of the total $340.4 million of foreign source income needed to utilize the FTCs was generated in prior years. The remaining $53.1 million of foreign source income will need to be generated in subsequent years.

Internal Revenue Code (“IRC”) Section 904(g) provides for the recharacterization of domestic source income to foreign source income in succeeding years. The IRC specifically provides for this recharacterization, thus the more likely than not standard is achieved by direct application of the tax law.

Comment

3.	In your March 2013 Form 10-Q, please provide investors with the following additional information to allow them to better understand the realizability of your US foreign tax credit carryforwards:

•	Explain the factors that could result in less Subpart F income than you estimate from the Chinese procurement subsidiary.

•	Explain the factors that could result in you not being able to recharacterize domestic source income to foreign source income.

•

Clarify why you only need to generate $53 million of foreign source income when you have $119.1 million of US foreign tax credit carryforwards deferred tax assets that are required to be utilized between 2013 and 2022.

•	Disclose the amount of US foreign tax credit carryforwards deferred tax assets that expire within the next year.

Mr. Terence O’Brien	- 5 -	April 15, 2013

Please provide us with the disclosures you intend to include in your next Form 10-Q in response to this comment.

Armstrong Response

In addition to the disclosures contained in our response to comment #1, we will include the following disclosures in our March 2013 Form 10-Q:

•	An explanation of the main factors that could result in less Subpart F income from our Chinese procurement subsidiary, which will include reduced purchases from Asia suppliers due to lower end-market demand for the products and increased prices from the Asia suppliers.

•	The main factor that could result in us not being able to recharacterize domestic source income to foreign source income is a U.S. tax law change.

•	As discussed in our response #1, the $53 million of foreign source income is only a portion of the total income necessary to fully utilize the $119.1 million of US FTC carryforward deferred tax assets. The main component is $287.4 million of our domestic source income in future years that can be recharacterized as foreign source income to enable the utilization of our FTCs.

•	The amount of US FTC carryforward deferred tax assets that expire within the next year is $2.7 million.

Results of Operations, page 27

Comment

4.	We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to pension and post-retirement adjustments stemming from the actuarial losses for your US and non-US pension plans. As such, please provide a comprehensive discussion and analysis of the adjustments and the impact to total comprehensive income for each period presented in future filings. Your disclosure should clearly explain to investors the material factors that are driving the losses recognized that caused, for example, net earnings for fiscal year 2012 of $131.3 million to decline to total comprehensive income of $74.9 million.

Armstrong Response

Starting with our March 2013 Form 10-Q, we will expand our discussion and analysis of the adjustments and impact to total comprehensive income within Results of Operations section for each period presented. Please note that within the Critical Accounting Policies section of our 2012 Form 10-K, we did include discussion of the $43.1 million loss included in other comprehensive income due to changes in actuarial assumptions in our US Pension plan.

Contractual Obligations, page 36

Comment

5.	As previously requested in comment 3 in our letter dated December 18, 2012, please revise your contractual obligations table to provide information in the table or in the footnotes to the table that will allow an investor to understand the amount of your postretirement obligations and the timing of the expected contributions in addition to your pension obligations. While we understand that there may be uncertainty that can affect the determination of future minimum statutory funding requirements and expected contributions, it may be possible to develop estimates based on conditions that exist at the balance sheet date. In this regard, you would need to disclose the factors that could affect the estimates of the expected contributions. We note the $23.3 million of expected 2013 contributions disclosed on page 76. Please refer to Item 303(a)(5) of Regulation S-K for guidance.

Mr. Terence O’Brien	- 6 -	April 15, 2013

Armstrong Response

Starting with our 2013 Form 10-K, we will revise our contractual obligations table to include estimated payments for post-retirement liabilities. As a footnote to the table, we will also include disclosure regarding the factors that could affect the estimate of expected contributions and the total estimated liability for post-retirement benefits.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-3296.

Sincerely,

Thomas B. Mangas
Senior Vice President and Chief Financial Officer